Onconetix, Inc.

201 E. Fifth Street, Suite 1900

Cincinnati, OH 45202

VIA EDGAR

May 7, 2026

U.S. Securities and Exchange Commission

Office of Life Sciences

Washington, D.C. 20549

Attn: Tim Buchmiller

Re:	Onconetix, Inc.
Registration Statement on Form S-1
Filed April 28, 2026
File No. 333-295376

Ladies and Gentleman,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Onconetix, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. EST on Thursday, May 7, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ David Allan White
By: David Allan White
Title: Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP